GUARDIAN VARIABLE PRODUCTS TRUST
10 Hudson Yards
New York, NY 10001

December 18, 2024

VIA EDGAR

Mr. Alberto Zapata

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Guardian Variable Products Trust (the “Trust”) File Nos. 333-210205; 811-23148

Dear Mr. Zapata:

On behalf of the Trust, this letter responds to the comments on the preliminary proxy statement for certain series of the Trust, filed by the Trust on EDGAR on December 6, 2024, that were provided to Corey F. Rose of Dechert and me by telephone on December 16, 2024 by the staff of the Securities and Exchange Commission (“Commission”). Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definitions provided in the Proxy Statement.

1. Comment: In the third paragraph Proposal One, please consider noting that, if Proposal One is approved, the Proposal One Funds would have additional flexibility as non-diversified funds to invest in a manner that may have the potential for better performance correlation with the primary benchmark index.

Response: The Trust has revised the proxy statement to clarify that the proposed increased investment flexibility may allow the Proposal One Funds to experience better performance relative to their primary benchmark index. However, the Trust notes that the Proposal One Funds are actively managed and do not seek to replicate the performance of any index.

2. Comment: In Proposal Two, please clarify the disclosure regarding how the Substitution Order impacts the ability of the Proposal Two Funds to rely on the manager of managers exemptive order (“Manager of Managers Order”). Further, please supplementally explain how the Substitution Order affects the ability of the Proposal Two Funds to rely on the Order.

Response: The Trust has revised the disclosure in response to this comment. One of the conditions to reliance on the Substitution Order is that after the date of the relevant substitutions, PAIA “will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order . . . .” Because the Proposal Two Funds were part of a substitution relating to the Substitution Order, they must reobtain shareholder approval to operate pursuant to the Manager of Managers Order, which is the purpose of Proposal Two.

3. Comment: Please consider revising the disclosure in the fourth paragraph of Proposal Two clarify that shareholders would be approving the operation of each Proposal Two Fund under the terms and conditions of the Order.

Response: The applicable disclosure has been revised in response to this comment.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (646) 283-7117 or Corey F. Rose of Dechert LLP at (202) 261-3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan
Senior Counsel

Copy to:      Corey F. Rose, Dechert LLP